Exhibit A

Press Release
Ceragon Reports Fourth Quarter 2013 – February 13, 2014

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2013 FINANCIAL RESULTS

Paramus, New Jersey, February 13, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist today reported results for the fourth  quarter and full year of 2013 which ended December 31, 2013.

Revenues for the fourth quarter of 2013 were $89.5 million, down 16% from $106.8 million for the fourth quarter of 2012, and down 3% from $92.1 million in the third quarter of 2013.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2013 was $(15.4) million or $(0.35) per basic share and diluted share, compared to net loss of $(8.4) million in the fourth quarter of 2012, or $(0.23) per basic share and diluted share.

On a non-GAAP basis, net loss for the fourth quarter of 2013 was $(4.1) million, or $(0.09) per basic and diluted share, excluding (a) $0.9 million of equity-based compensation expenses, (b) $0.6 million amortization of intangible assets, (c) $12.6 million restructuring and other expenses associated with the Q4 2013 restructuring, (d) $7.5 million primarily related to the expiration of certain pre-acquisition indirect tax exposures, (e) $1.3 million non-recurring adjustment of pension liabilities, and (f) $3.3 million of financial expenses related to actions taken in order to expatriate cash from Argentina.  Non-GAAP net income for the fourth quarter of 2012 was $0.4 million, or $0.01 per basic share and diluted share, with 16% fewer weighted average shares outstanding (Please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP.)

Revenues for the full year of 2013 were $361.8 million, down 19% from $446.7 million in 2012. Net loss on a GAAP basis for 2013 was $(47.5) million or $(1.23) per basic share and diluted share. Net loss for the year 2012 was $(23.4) million or $(0.64) per basic share and diluted share.

On a non-GAAP basis, net loss for 2013 was $(20.0) million or $(0.52) per basic share and diluted share, excluding (a) $3.7 million of equity-based compensation expenses, (b) $2.5 million amortization of intangible assets,  (c) $0.5 million of inventory step-up,  (d) $15.4 million restructuring and other expenses associated with Q4 2013 restructuring, (e) $6.4 million related to the expiration of certain pre-acquisition indirect tax exposures, net of $1.3 million of interest accretion during the year, (f) $1.3 million non-recurring adjustment of pension liabilities, (g) $3.1 million non-recurring currency devaluation in Venezuela, (h) $3.3 million financial expenses related to actions taken in order to expatriate cash from Argentina, and (i) $4.0 million non-recurring adjustment of valuation allowance on tax assets. Net income for the year 2012 was $0.1 million, or $0.00 per basic share and diluted share.

Gross margin on a GAAP basis in the fourth quarter of 2013 was 31.0% of revenues. Gross margin on a non-GAAP basis in the fourth quarter was 32.1% of revenues.

Operating loss on a GAAP basis in the fourth quarter of 2013 was ($9.6) million. On a non-GAAP basis operating loss in the fourth quarter of 2013 was $(1.6) million.

Cash and cash investments at the end of the quarter were $52.3 million.

“We ended 2013 as we expected, with Latin America continuing to be the strongest region,” said Ira Palti, President and CEO of Ceragon. “The restructuring in Q4 was completed swiftly, the organization is operating efficiently, and the balance of our new product portfolio will be shipping this quarter as planned.

“The excellent feedback we are receiving from customers is validating our strategy, our technology and our time-to-market leadership.  With the restructuring behind us, and our new products garnering attention from existing customers as well as opening doors with important new ones, we are entering 2014 well-positioned to benefit as overall demand improves, which we expect to begin gradually in the second half of the year,” concluded Mr. Palti.

 Supplemental quarterly revenue breakouts:

Geographical breakdown, fourth quarter of 2013:
•	Europe:	20%
•	Africa:	11%
•	North America:	10%
•	Latin America:	40%
•	India:	8%
•	APAC:	11%
Geographical breakdown, full year 2013:
•	Europe:	18%
•	Africa:	20%
•	North America:	9%
•	Latin America:	34%
•	India:	8%
•	APAC:	11%

A conference call to discuss the results will begin at 9:00 a.m. ET. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1085 or International: +1 (612) 332-0107, from 8:50 a.m. ET. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 314921. A replay of both the call and the webcast will be available through March 13, 2014.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic, while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are  subject to risks and uncertainties that may cause actual results to differ materially, including  risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Aviram Steinhart	or	Claudia Gatlin
+972 3 5431 443		+1 201 853 0228
avirams@ceragon.com		claudiag@ceragon.com

Media:
Yoel Knoll
+972 3 5431 32 or
+1 201 853 0271
yoelk@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31		Year ended December 31,
	2013	2012	2013	2012

Revenues	$89,492	$106,849	$361,772	$446,651
Cost of revenues	61,751	71,802	249,543	308,354

Gross profit	27,741	35,047	112,229	138,297

Operating expenses:
Research and development, net	10,409	12,007	42,962	47,487
Selling and marketing	17,106	18,564	67,743	77,326
General and administrative	8,089	6,925	26,757	27,519
Restructuring costs	9,345	4,608	9,345	4,608
Other income	(7,657)	-	(7,657)	-

Total operating expenses	$37,292	$42,104	$139,150	$156,940

Operating loss	9,551	7,058	26,921	18,643

Financial expenses, net	5,162	938	14,018	3,547

Loss before taxes	14,713	7,995	40,939	22,190

Taxes on income	664	405	6,539	1,201

Net loss	$15,377	$8,400	$47,478	$23,391

Basic and diluted net loss per share	$0.35	$0.23	$1.23	$0.64

Weighted average number of shares used in computing basic and diluted net loss per share	43,639,777	36,565,168	38,519,606	36,457,989

Ceragon Reports Fourth Quarter and Year End 2013 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2013	December 31, 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,407	$47,099
Short-term bank deposits	446	422
Marketable securities	5,499	-
Trade receivables, net	131,166	149,120
Deferred taxes, net	7,198	8,589
Other accounts receivable and prepaid expenses	34,205	38,743
Inventories	64,239	65,554
Total current assets	285,160	309,527

NON-CURRENT ASSETS:
Marketable securities	3,985	4,068
Deferred tax assets, net	6,542	9,140
Severance pay and pension funds	7,065	7,163
Property and equipment, net	35,245	33,642
Intangible assets, net	7,213	9,809
Goodwill	14,935	15,283
Other non-current assets	5,826	4,964

	80,811	84,069
Total assets	$365,971	$393,596

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$46,922	$25,232
Trade payables	77,979	102,079
Deferred revenues	7,968	16,719
Other accounts payable and accrued expenses	45,526	36,090
Total current liabilities	178,395	180,120

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	10,304	18,536
Accrued severance pay and pension	13,635	12,311
Other long term payables	28,559	38,920
	52,498	69,767
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	141	98
Additional paid-in capital	357,989	318,106
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(1,569)	(490)
Accumulated deficits	(201,392)	(153,914)

Total shareholders' equity	135,078	143,709

Total liabilities and shareholders' equity	$365,971	$393,596

Ceragon Reports Fourth Quarter and Year End 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Cash flow from operating activities:
Net loss	$(15,377)	$(8,400)	$(47,478)	$(23,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,989	3,802	15,645	15,030
Stock-based compensation expense	1,048	1,215	3,822	5,460
Write off of property and equipment	2,559	-	2,559	-
Capital loss from marketable securities	2,108	-	2,108	-
Decrease (Increase) in trade and other receivables, net	(2,062)	27,768	18,272	(11,753)
Decrease (Increase) in inventory, net of write off	(7,092)	(1,599)	401	27,210
Increase (decrease) in trade payables and accrued liabilities	(1,975)	274	(21,044)	17,712
Decrease in deferred revenues	(533)	(5,170)	(8,751)	(21,589)
Decrease (increase) in deferred tax asset, net	(171)	(324)	3,572	(743)
Other adjustments	1,404	(481)	1,382	(727)
Net cash provided by (used in) operating activities	$(16,102)	$17,085	$(29,512)	$7,209

Cash flow from investing activities:
Purchase of property and equipment ,net	(4,717)	(4,317)	(16,423)	(14,530)
Investment in short and long-term bank deposit	(424)	-	(679)	(1,266)
Proceeds from maturities of short and long-term bank deposits	299	-	635	7,920
Investment in available for sale marketable securities	(7,867)	-	(7,867)	(64)
Proceeds from sales of available for sale marketable securities	212	-	513	9,781
Net cash provided by (used in) investing activities	$(12,497)	$(4,317)	$(23,821)	$1,841

Cash flow from financing activities:
Proceeds from exercise of options	-	2	1,145	736
Proceeds from issuance of shares, net	34,957	-	34,957	-
Proceeds from financial institutions, net	(2,300)	2,000	23,690	27,000
Repayments of bank loans	(2,058)	(12,058)	(10,232)	(18,232)
Net cash provided by (used in) financing activities	$30,599	$(10,056)	$49,560	$9,504

Translation adjustments on cash and cash equivalents	$(175)	$36	$(919)	$(446)
Increase (Decrease) in cash and cash equivalents	$1,825	$2,748	$(4,692)	$18,108
Cash and cash equivalents at the beginning of the period	40,582	44,351	47,099	28,991
Cash and cash equivalents at the end of the period	$42,407	$47,099	$42,407	$47,099

Ceragon Reports Fourth Quarter and Year End 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$89,492		$89,492	$106,849
Cost of revenues	61,751	(a) 990	60,761	71,307

Gross profit	27,741		28,731	35,542

Operating expenses:
Research and development, net	10,409	(b) 1,822	8,587	10,539
Selling and marketing	17,106	(c) 1,219	15,887	17,344
General and administrative	8,089	(d) 2,252	5,837	5,895
Restructuring costs	9,345	9,345	-	-
Other income	(7,657)	(e) (7,657)	-	-

Total operating expenses	$37,292		$30,311	$33,778

Operating profit (loss)	(9,551)		(1,580)	1,764
Financial expenses, net	5,162	(f) 3,320	1,842	938

Income (loss) before taxes	(14,713)		(3,422)	826

Taxes on income	664		664	405

Net income (loss)	$(15,377)		$(4,086)	$421

Basic net earnings (loss) per share	$(0.35)		$(0.09)	$0.01

Diluted net earnings (loss) per share	$(0.35)		$(0.09)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	43,639,777		43,639,777	36,565,168

Weighted average number of shares used in computing diluted net earnings (loss) per share	43,639,777		43,639,777	36,641,920

Total adjustments		11,291

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $40 thousand of stock based compensation expenses, $0.2 million of changes in pre-acquisition indirect tax positions and $0.4 million of the Q4 2013 restructuring plan related costs in the three months ended December 31, 2013.

(b)	Research and development expenses include $1.6 million of the Q4 2013 restructuring related costs and $0.3 million of stock based compensation expenses in the three months ended December 31, 2013.
(c)
Selling and marketing expenses includes $0.3 million of amortization of intangible assets, $0.6 million of the Q4 2013 restructuring related costs and $0.2 million of stock based compensation expenses in the three months ended December 31, 2013.

(d)
General and administrative expenses include $0.6 million of the Q4 2013 restructuring related costs, $1.3 million of non-recurring adjustment of pension liabilities in Norway as a result of a change in the official Norwegian data regarding estimated life expectancy and $0.4 million of stock based compensation expenses in the three months ended December 31, 2013.

(e)	Other income includes $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures during the three months ended December 31, 2013.
(f)	Financial expenses include $3.3 million related to actions taken in order to expatriate cash from Argentina in the three months ended December 31, 2013.

Ceragon Reports Fourth Quarter and Year End 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$361,772		$361,772	$446,651
Cost of revenues	249,543	(a) 3,792	245,751	299,781
Gross profit	112,229		116,021	146,870

Operating expenses:
Research and development, net	42,962	(b) 3,810	39,152	44,584
Selling and marketing	67,743	(c) 3,957	63,786	72,306
General and administrative	26,757	(d) 3,768	22,989	25,167
Restructuring costs	9,345	9,345	-	-
Other income	(7,657)	(e) (7,657)	-	-

Total operating expenses	$139,150		$125,927	$142,057

Operating profit (loss)	(26,921)		(9,906)	4,813
Financial expenses, net	14,018	(f) 6,453	7,565	3,547

Income (loss) before taxes	(40,939)		(17,471)	1,266

Taxes on income	6,539	(g) 4,037	2,502	1,201

Net income (loss)	$(47,478)		$(19,973)	$65

Basic net earnings (loss) per share	$(1.23)		$(0.52)	$0.00

Diluted net earnings (loss) per share	$(1.23)		$(0.52)	$0.00

Weighted average number of shares used in computing basic net earnings (loss) per share	38,519,606		38,519,606	36,457,989

Weighted average number of shares used in computing diluted net earnings (loss) per share	38,519,606		38,519,606	37,092,887

Total adjustments		27,505

(a)
Cost of revenues includes $1.2 million of amortization of intangible assets, $0.5 million of inventory step-up, $1.3 million of changes in pre-acquisition indirect tax positions, $0.2 million of stock based compensation expenses and $0.7 million of the Q4 2013 restructuring related costs in the year ended December 31, 2013.

(b)	Research and development expenses include $2.8 million of the Q4 2013 restructuring related costs and $1.0 million of stock based compensation expenses in the year ended December 31, 2013.
(c)
Selling and marketing expenses includes $1.3 million of amortization of intangible assets, $1.3 million of the Q4 2013 restructuring related costs and $1.3 million of stock based compensation expenses in the year ended December 31, 2013.

(d)
General and administrative expenses include $1.3 million of the Q4 2013 restructuring related costs, $1.3 million of non-recurring adjustment of pension liabilities in Norway as a result of a change in the official Norwegian data regarding estimated life expectancy and $1.2 million of stock based compensation expenses, in the year ended December 31, 2013.

(e)	Other income includes $7.7 million related to the expiration of certain pre-acquisition indirect tax exposures during the year ended December 31, 2013.
(f)
Financial expenses include $3.1 million non-recurring currency devaluation in Venezuela and $3.3 million charge related to actions taken in order to expatriate cash from Argentina in the year ended December 31, 2013.

(g)	Taxes on income include $4.0 million non-recurring adjustment of valuation allowance on tax assets in the year ended December 31, 2013.

Ceragon Reports Fourth Quarter and Year End 2013 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING PROFIT (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2013

Reported GAAP net operating loss	(9,551)	(26,921)

Stock based compensation expenses	932	3,706
Amortization of purchased intangible assets	632	2,534
Inventory step up	-	459
Restructuring expenses	9,345	9,345
Q4 2013 restructuring related costs	3,232	6,076
Expiration of certain pre-acquisition indirect tax exposures, net of interest accretion	(7,461)	(6,396)
Non-recurring adjustment of pension liabilities	1,291	1,291

Non-GAAP net operating loss	(1,580)	(9,906)